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                                  May 16, 2005                          Mannheim
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VIA EDGAR TRANSMISSION                                                     Paris
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Securities and Exchange Commission                                 San Francisco
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         RE:    MASTELLONE HERMANOS S.A.                        Washington, D.C.
                FORM F-4

Ladies and Gentlemen:

     On behalf of Mastellone Hermanos S.A. (the "Company"), an Argentine
corporation, we have filed today on EDGAR a Post-Effective Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-122268) (the
"Post-Effective Amendment"). Pursuant to Rule 101(a)(1)(i) of Regulation S-T of
the Securities and Exchange Commission (the "Commission"), the Form F-4 is being submitted electronically to the Commission.

     This Post-Effective Amendment includes a supplement to the Prospectus dated
April 26, 2005. This supplement provides the Company's unaudited consolidated financial statements for the three-month period ended March 31, 2005 and a
"Management's Discussion & Analysis" for such period.

     As to timing, the Company would like to be in a position to have this
Post-Effective Amendment declared effective as soon as possible. Please direct any questions that you have related to this filing to Rodolfo Gonzalez at the
Company, Encarnacion Ezcurra 365, Piso 2, Of. 310, (C1107CLA) Buenos Aires,
Argentina. (telephone: (54) 23-7485-9050, facsimile: (54) 23-7485-9059), with a copy to John Millard and Catherine Jones, Shearman & Sterling LLP, 599 Lexington
Avenue, New York, NY 10022 (telephone: (212) 848-4000, facsimile: (212)
848-7179).

                                                Very truly yours,

                                                /s/  Catherine R. Jones

                                                Catherine R. Jones

 Enclosure